

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2011

Via E-mail
Keming Li
Principal Executive Officer and Director
Golden Oasis New Energy Group, Inc.
2112A Stonington Avenue
Hoffman Estates, IL 60169

> Re: **Golden Oasis New Energy Group, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 12, 2011**
> **File No. 333-175482**

Dear Mr. Li:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Directors, Executive Officers, Promoters and Control Persons, page 20

1.   We note your revised disclosure in response to prior comment 8. With a view toward disclosure, please tell us the business that Keling Technology was engaged in, and why and when it ceased operating. In this regard, we note that Keling's website www.kelinginc.net still appears operational and that it offers for sale the same LiFePo4 batteries that you plan to sell.

Description of Business, page 24

2.   We note your response to prior comment 11. Please update your disclosure to indicate whether written notice not to renew the distribution agreement was delivered by either party before January 1, 2012. If not, revise to clarify the new termination date of the agreement.

Management's Discussion and Analysis of Financial Condition and Results..., page 28

Results of Operations, page 28

Net Loss, page 29

3.   With regards to the net loss of $32,041, please revise to indicate that this loss is for the year ended June 30, 2011.

Certain Relationships and Related Transactions, page 32

4.   We note your references on pages 30, 52, and 64 to loans from shareholders that you received during the period ended September 30, 2011. Please reconcile these disclosures with the disclosure pursuant to Item 404 of Regulation S-K on page 32 and update accordingly.

Independent Registered Public Accounting Firm's Auditor's Opinion..., page 40

5.   Please ask your auditors to revise their opinion to include the statement of income, shareholders' equity and cash flows for the period from May 10, 2010 to June 30, 2010.

Financial Statements for the Period Ended September 30, 2011, page54

Statements of Cash Flows, page 58

6.   Please tell us how you calculated loans from shareholders for the cumulative from May 10, 2010 through September 30, 2011. We note that as of June 30, 2011 the cumulative to date loans netted out to $0 and you borrowed an additional $46,291 in the three months ended September 30, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dennis Hult at (202) 551-3618 or Julie Sherman, Accounting Reviewer, at (202) 551-3640 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at (202) 551-3316 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): Michael T. Williams, Esq. – Williams Securities Law Firm, P.A.